

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 4, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Current Report on Form 8-K**
> **Amended May 3, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Your response to the second bullet of prior comment 3 and disclosure on page 9 of the amended Form 10-K filed on May 10, 2010 states that the filing date to which you refer is February 10, 2010.   Your disclosure in the amended Form 8-K filed May 3, 2010 under the heading "Market Information" indicates that the filing date to which you refer is May 3, 2010. Please reconcile. Cite all authority on which you rely for your conclusions.

2.   We note your response to prior comment 4:

- Please tell us with what document the "agreement" mentioned in the first paragraph of your response was filed as an exhibit;

- Please provide us your analysis of whether you can recover under Section 16 of the Exchange Act any profit generated by Belmont as a result of its August 11, 2009 purchase of securities and September 2, 2009 sale of securities;

- Please tell us where Belmont reported under Section 16 the warrants you mention in your response or where you reported any related failure to comply with Section 16; and

- We note the references to shareholders' consent in lieu of a special meeting in Exhibits 3, 5 and 7 to the Exhibit 10.1 mentioned in the last paragraph of your response. Please tell us when proxy materials were filed for those consents and who filed those materials.

3.   It is unclear from your response to prior comment 5 how the limited factors you cite and only those factors support the exemption you say was available. Therefore, we reissue prior comment 5.

4.   We will continue to evaluate your response to prior comment 6 after the documents you mention in your response 5 in your letter to us dated February 10, 2010 is filed.

5.   Regarding your responses to prior comments 7 and 13:

- Expand your response to prior comment 13 to clarify how you reached your conclusions as to the materiality of the risk you mention only because of the securities you say your shareholders received. It is unclear how securities your shareholders received in connection with the WES Consulting transaction relates to the materiality of your risk of liability and risk of claims under state or federal law; and

- Tell us, with a view toward disclosure, why your responses to those comments appears to address only the risk of your liability to private plaintiffs, as opposed to goverment entities.

Item 2.01 Completion of Acquisition of Disposition of Assets

6.   We note your response to prior comment 12; however, it remains unclear the extent to which the many products that you sell under the Liberator brand contribute to your business. Please advise or revise. Avoid vague terms like "primary" in your response.

Management's Discussion and Analysis . . .

7.   Please expand your response to prior comment 14 to provide us an analysis that clearly supports your conclusion that the registrant did not issue penny stock.

Market Information

8.   Tell us the authority on which you relied for the last sentence of the second paragraph.

Director's Compensation

9.   We note that your disclosure in response to prior comment 19 is limited to compensation for services rendered as a director. However, regulation S-K Item 402(m) requires disclosure of compensation for services rendered in all capacities. Please revise.

Certain Relationships and Related Transactions

10.   Please expand your response to prior comment 20 to tell us which part of your disclosure here addresses the loans outstanding on June 30, 2007, as noted in Exhibit 99.1 of the Form 8-K filed July 2, 2009. Also tell us how your reference to transactions over $120,000 is consistent with the disclosure requirements of Item 404(d) of Regulation S-K

Description of Securities

11.   Given the references to the "designations" of rights applicable to the preferred stock in the exhibit included with the Form 8-K filed on April 7, 2009, please tell us how the portion of your response to prior comment 24 regarding no certificate of designations is consistent with the laws of the jurisdiction of your incorporation. Cite all authority on which you rely.

Item 3.02 Unregistered Sales of Equity Securities

12.   We note your response to prior comment 16. With a view toward disclosure, please tell us how the transactions you disclose here equal the 60,932,981 shares of common stock you say were outstanding as of October 19, 2009. Also tell us how you determined the number of securities to report as beneficially owned by Hope Capital, given the information in this section and in note 4 to your beneficial ownership table.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie Kim, Esq.—Richardson & Patel LLP